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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07002137

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

RECEIVED
MAR 0 1 2007
BRANCH OF REGISTRATIONS
EXAMINATIONS

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Kearny Street
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Huggins (415) 636-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Charles R. Schwab and Christopher V. Dodds, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2006 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified <u>as client accounts (Debits $3 million, Credits $34 million)</u>

State of California)
County of San Francisco)ss.

On this 22nd day of February 2007 before me, Miki T. Grandin, Notary Public, personally appeared Charles R. Schwab and Christopher V. Dodds, personally known to me to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities and that by their signatures on the instrument the persons, or the entity upon behalf of which the persons acted, executed the instrument.

WITNESS my hand and official seal.

Miki T. Grandin
Notary Public

MIKI T. GRANDIN
COMM. #1528477
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 20, 2008

[signature]
Signature

Chief Executive Officer
Title

[signature]
Signature

Executive Vice President and Chief Financial Officer
Title

Charles Schwab & Co., Inc.

(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition as of December 31, 2006 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act Of 1934)

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the Company) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2007

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006 (In millions, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 1,073
Cash and investments segregated and on deposit for federal or other regulatory purposes [(1)] (including resale agreements of $4,942)	11,020
Receivables from brokers, dealers and clearing organizations	647
Receivables from brokerage clients — net	10,918
Securities owned — at market value (including securities pledged of $5)	311
Equipment, office facilities, and property — net	537
Deferred tax assets	126
Other assets	301
Total Assets	$ 24,933
Liabilities and Stockholder's Equity	
Drafts payable	$ 322
Payables to brokers, dealers, and clearing organizations	1,498
Payables to brokerage clients	20,467
Accrued expenses and other liabilities	645
Payables to affiliates	66
Long-term debt	126
Total liabilities	23,124
Subordinated borrowings due to The Charles Schwab Corporation	220
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	564
Retained earnings	1,025
Total stockholder's equity	1,589
Total liabilities and stockholder's equity	$ 24,933

(1) Amount included represents actual balance on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes were $11,222 million, including $201 million of related-party resale agreements and associated interest. On January 3, 2007, Charles Schwab & Co., Inc. deposited a net amount of $554 million into its segregated reserve bank accounts.

See Notes to Consolidated Statement of Financial Condition.

1. Significant Accounting Policies

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with 303 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries.

Basis of presentation — The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Such estimates relate to capitalized development costs for internal-use software; useful lives of equipment, office facilities, and property; valuation of goodwill; valuation of employee stock options; future value of long-term incentive plan units; fair value of financial instruments; allowance for doubtful accounts of brokerage clients; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates. All material intercompany balances and transactions between Schwab and its wholly-owned subsidiaries have been eliminated in consolidation.

Securities transactions — Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments, including money market funds, interest-bearing deposits with banks, federal funds sold, commercial paper and treasury securities, with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes consist primarily of securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. Government securities, and certificates of deposit. Resale agreements are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains possession of collateral (U.S. Government Securities) with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by Schwab, with additional collateral obtained when necessary. Certificates of deposit are recorded at market value.

Securities borrowed and securities loaned — Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount generally equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary.

Receivables from brokerage clients are stated net of allowance for doubtful accounts of $2 million at December 31, 2006. Cash receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Securities owned include Schwab Funds® money market funds, fixed income, equity, and other securities, and equity and bond mutual funds and are recorded at estimated fair value.

(Tabular amounts in millions, except option price amounts)

Equipment, office facilities, and property — Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of three to ten years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are stated at cost net of accumulated depreciation and amortization of $1.2 billion at December 31, 2006, except for land, which is stated at cost. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Estimated fair value of financial instruments — Substantially all of Schwab's financial instruments are recorded at estimated fair value or amounts that approximate fair value. The fair value of securities and subordinated borrowings are estimated using quoted market prices and discounted cash flow analyses utilizing discount rates currently available for similar instruments. Other equity securities where quoted market prices are not available are initially recorded at cost. The carrying value of such securities is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by listed market prices or transactions which directly affect the value of such securities.

Income taxes — The Company is included in the consolidated federal income tax return of CSC. Each entity included in the consolidated income tax return computes income tax expense as though it filed a separate income tax return. Under this method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax law.

Stock-based compensation — Schwab participates in CSC's stock incentive plans and records its allocated share of CSC's stock-based compensation expense. On January 1, 2006, CSC adopted Statement of Financial Accounting Standards No. 123 (revised 2004) – Share-Based Payment (SFAS No. 123R) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment arrangements including employee and director stock option and restricted stock awards. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB No. 107) relating to certain issues surrounding the implementation of SFAS No. 123R. In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123R-3 – Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.

CSC adopted SFAS No. 123R using a modified prospective transition method, under which this accounting standard applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost is recognized for the unvested portion of awards outstanding on January 1, 2006 over their remaining vesting period.

Long-term incentive compensation — Eligible officers may receive cash long-term incentive plan units under a long-term incentive plan (LTIP). These awards are restricted from transfer or sale and generally vest annually over a three- to four-year period. Each award provides for a one-time cash payment for an amount that varies based upon CSC's cumulative earnings per share (EPS) over the respective performance period of each grant. Schwab accrues the estimated total cost for each grant on a straight-line basis over each LTIP's vesting period, with periodic cumulative adjustments to expense as estimates of the total grant cost are revised.

New Accounting Standards — SFAS No. 154 – Accounting Changes and Error Corrections was issued in May 2005 and was effective beginning January 1, 2006. SFAS No. 154 generally requires retrospective application to prior periods' financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have a material impact on the Company's financial position.

(Tabular amounts in millions, except option price amounts)

SFAS No. 157 – Fair Value Measurements was issued in September 2006 and is effective beginning January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position.

Emerging Issues Task Force Issue (EITF) No. 06-02 – Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43 – Accounting for Compensated Absences, was ratified by the FASB in June 2006 and is effective beginning January 1, 2007. This EITF requires the recognition of compensation expense associated with a sabbatical leave or other similar benefit arrangement that does not vest over the requisite service period. The Company currently records compensation expense related to its sabbatical program in the period the sabbatical is taken by an employee. As a result of this change in accounting principle, the Company will record a charge, net of estimated forfeitures, to retained earnings as of January 1, 2007 of approximately $15 million after tax.

Financial Accounting Standards Board Interpretation (FIN) No. 48 – Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS No. 109, was issued in July 2006 and is effective beginning January 1, 2007. FIN No. 48 provides new requirements for the recognition, measurement, and disclosure in the financial statements of a tax position taken or expected to be taken in a tax return when there is uncertainty about whether that tax position will ultimately be sustained. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial position.

2. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $10.4 billion at December 31, 2006. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated statement of financial condition.

3. Securities Owned

A summary of securities owned at December 31, 2006 is as follows:

Schwab Funds® money market funds	$	182
Fixed income, equity, and other securities		76
Equity and bond mutual funds		53
Total securities owned	$	311

Schwab's positions in Schwab Funds money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Fixed income securities are held to meet clients' trading activities. Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions.

Securities sold, but not yet purchased, of $20 million at December 31, 2006 consisted primarily of mutual fund shares that are distributed to clients to satisfy their dividend reinvestment requests. These securities are recorded at market value in accrued expenses and other liabilities.

(Tabular amounts in millions, except option price amounts)

4. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations consist primarily of securities loaned of $1.4 billion at December 31, 2006. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

5. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2006, Schwab was paying interest at 2.5% on $15.8 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients.

6. Borrowings

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of eight banks totaling $842 million at December 31, 2006. CSC has access to $792 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. There were no borrowings outstanding under these lines at December 31, 2006.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with eleven banks in favor of the OCC aggregating $930 million at December 31, 2006. Schwab pays a fee to maintain these arrangements. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging letters of credit (LOCs), in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2006, the aggregate face amount of these outstanding LOCs totaled $173 million. No funds were drawn under these LOCs at December 31, 2006.

A Schwab subsidiary has a lease financing liability related to an office building and land under a 20-year lease. At December 31, 2006, the carrying value of the office building and land is $186 million. The remaining lease financing liability of $126 million, at December 31, 2006, is being reduced by a portion of the lease payments over the remaining lease term. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary. Accordingly, Schwab does not consolidate the assets and liabilities of the subsidiary into its net capital computation.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes, provides for interest at a variable rate, and is scheduled to expire in March 2008. At December 31, 2006, there were $220 million of subordinated borrowings outstanding under this facility bearing interest at a variable rate of 5.36%.

Subordinated borrowings are included in Schwab's net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "12 — Regulatory Requirements").

(Tabular amounts in millions, except option price amounts)

7. Related-Party Transactions

At December 31, 2006, payables to affiliates of $66 million are payable on demand and certain payables to affiliates bear interest at variable rates (5.0% at December 31, 2006). At December 31, 2006, receivables from affiliates, which were included in other assets, were $21 million.

Schwab provides administrative services for Charles Schwab Investment Management, Inc., U.S. Trust Corporation (U.S. Trust, which is currently reflected as a discontinued operation of CSC for financial statement purposes), and some of its other affiliates.

Schwab pays management fees to an affiliate for recordkeeping and administrative services provided with respect to Schwab's retirement plan services business. Clients of another affiliate transact certain brokerage business with Schwab.

Schwab provides recordkeeping and administrative services to U.S. Trust and Charles Schwab Bank, N.A. (Schwab Bank) relating to sweep money market deposit accounts that are offered to Schwab's brokerage clients who have excess cash in their brokerage accounts. At December 31, 2006, these sweep deposit balances totaled $10.7 billion. In addition, Schwab provides services to Schwab Bank to support Schwab Bank's daily operations.

U.S. Trust provides Schwab with custody services for its clients' investments in securities from the U.S. Government and its agencies. U.S. Trust charges Schwab management fees for providing these custody services.

CyberTrader, Inc. provides Schwab with software development services for the maintenance and development of Schwab's proprietary software products.

Schwab provides technology, support, and other services to Schwab Bank, U.S. Trust, and some of its affiliates.

CSC has assumed Schwab's responsibilities and obligations under a real estate lease for property principally used by CSC, in which Schwab is the lessee.

Schwab also engages in intercompany resale agreements with U.S. Trust. At December 31, 2006, Schwab had a principal balance of $200 million in resale agreements outstanding with U.S. Trust. At December 31, 2006, the market value of collateral received in connection with these resale agreements was $205 million.

On November 19, 2006, CSC entered into a definitive agreement to sell all of the outstanding common stock of U.S. Trust. The transacation is expected to close early in the third quarter of 2007. Prior to or as of the closing date of the sale of U.S. Trust, all of the related-party arrangements with U.S. Trust disclosed above will be cancelled or terminated.

8. Taxes on Income

Net deferred tax assets of $126 million at December 31, 2006 were comprised of deferred tax assets of $205 million, partially offset by deferred tax liabilities of $79 million. Deferred tax assets are primarily attributable to employee compensation, severance and benefits of $94 million and facilities lease commitments of $88 million. Deferred tax liabilities are attributable to capitalized internal-use software development costs of $42 million and depreciation and amortization of $37 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2006 was necessary.

(Tabular amounts in millions, except option price amounts)

9. Stock Incentive Plans – Consolidated Parent Information

Employees, officers, and directors of Schwab participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2006, CSC was authorized to grant up to 36 million common shares under its existing stock incentive plans.

As of December 31, 2006, there was $135 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock option and restricted stock awards, which is expected to be recognized through 2011 with a remaining weighted-average period of 2.0 years.

Stock Option Plans

CSC's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to four-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

CSC's stock option activity is summarized below:

	Average Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	115	$ 15.33		
Granted	6	$ 18.76		
Exercised	(24)	$ 10.67		
Forfeited	(2)	$ 10.29		
Expired	(6)	$ 25.13		
Outstanding at December 31, 2006	89	$ 16.22	3.97	$ 434
Vested and exercisable at December 31, 2006	79	$ 16.40	3.69	$ 387

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

The weighted-average fair value of options granted during 2006 was $5.43 per share. Cash received from options exercised for 2006 was $252 million. The total tax benefits recognized from the exercise of employee stock options during 2006 was $57 million. The total intrinsic value of options exercised during 2006 was $149 million.

Management uses a binomial option pricing model for all options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with

(Tabular amounts in millions, except option price amounts)

a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate future option exercise probability. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model. The assumptions used to value CSC's options and their expected life were as follows:

Weighted-average expected dividend yield	.46%
Weighted-average expected volatility	29%
Weighted-average risk-free interest rate	4.7%
Expected life (in years)	2.5 – 5.8

Restricted Stock Plans

CSC's stock incentive plans provide for granting restricted stock awards to employees and officers. Restricted stock awards are restricted from transfer or sale and generally vest annually over a four-year period, but some vest based upon CSC or one of its subsidiaries achieving certain financial or other measures. The fair value of restricted stock awards is based on the market price of CSC's stock on the date of grant and is generally amortized to restricted stock expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards that vested during 2006 was $55 million.

CSC's restricted stock awards activity is summarized below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Outstanding at December 31, 2005	8	$ 11.76
Granted	5	$ 17.79
Vested	(3)	$ 11.16
Forfeited	(1)	$ 12.46
Outstanding at December 31, 2006	9	$ 15.06

10. Employee Incentive and Retirement Plans

Long-term Incentive Plans

Eligible officers may receive LTIP units under CSC's long-term incentive program. These awards are restricted from transfer or sale and generally vest annually over a three- to four-year performance period. The cash payout of the LTIP units, which may range from $0 to $4 per unit, will be made following the end of the performance period based upon CSC achieving certain cumulative EPS levels.

LTIP unit information for 2006 is as follows:

LTIP units outstanding at year end	90
LTIP liability at year end	$ 108

(Tabular amounts in millions, except option price amounts)

Retirement Plans

Eligible employees of Schwab who have met certain service requirements may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

11. Restructuring Reserves

CSC completed its past restructuring initiatives in the first half of 2005. The remaining facilities restructuring reserve related to past restructuring initiatives at December 31, 2006 was $86 million. Schwab expects to substantially utilize the remaining facilities restructuring reserve through cash payments for the net lease expense over the respective lease terms through 2014.

All restructuring reserve liabilities are included in accrued expenses and other liabilities on the consolidated statement of financial condition.

12. Regulatory Requirements

Schwab is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the Rule). Schwab computes net capital under the alternative method permitted by this Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. At December 31, 2006, 2% of aggregate debit balances was $227 million, which exceeded the minimum dollar requirement for Schwab of $250,000. At December 31, 2006, Schwab's net capital was $1.1 billion (10% of aggregate debit balances), which was $850 million in excess of its minimum required net capital and $511 million in excess of 5% of aggregate debit balances. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

Pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, Schwab had a portion of its cash and investments segregated for the exclusive benefit of clients at December 31, 2006.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2006.

13. Commitments and Contingent Liabilities

Operating leases and other commitments — Schwab has noncancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The future minimum rental commitment under the lease is $8 million at December 31, 2006. The agreement includes two additional five-year extension options which may be exercised at prevailing market rates.

(Tabular amounts in millions, except option price amounts)

Future minimum rental commitments under these leases at December 31, 2006, including the commitment on the lease agreement with an affiliate, net of committed subleases, are as follows:

	Operating Leases [1]	Subleases [1]	Net
2007	$ 145	$ (22)	$ 123
2008	129	(18)	111
2009	112	(16)	96
2010	102	(11)	91
2011	78	(5)	73
Thereafter	263	(3)	260
Total	$ 829	$ (75)	$ 754

[1] Amounts include facilities under CSC's past restructuring initiatives. For further discussion, see note "11 – Restructuring Reserves."

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

CSC has entered into various credit agreements with banks with terms that require Schwab to maintain specified minimum levels of net capital, as defined in the agreements.

Guarantees — Schwab has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. Schwab satisfies the margin requirements by arranging LOCs, in favor of the clearing houses, which are issued by multiple banks. At December 31, 2006, the aggregate face amount of these outstanding LOCs totaled $930 million. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2006, the aggregate face amount of these outstanding LOCs totaled $173 million. No funds were drawn under these LOCs at December 31, 2006.

Schwab also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

Legal contingencies — The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions, and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. In addition, the Company is responding to certain litigation claims brought against former subsidiaries pursuant to indemnities it has provided to purchasers of those entities.

The Company believes it has strong defenses in all significant matters currently pending and is vigorously contesting liability and the damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions, or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Predicting the outcome of a matter is inherently difficult, particularly where

(Tabular amounts in millions, except option price amounts)

claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. In many cases, including most class action lawsuits, it is not possible to determine whether a loss will be incurred or to estimate the range of that loss until the matter is close to resolution. However, based on current information and consultation with counsel, management believes that the resolution of matters currently pending will not have a material adverse impact on the financial condition of the Company.

14. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk, or Market Risk

Securities lending — Client securities may be loaned temporarily to other brokers in connection with Schwab's securities lending activities. Schwab receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned, and by requiring additional cash as collateral when necessary. The market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $1.3 billion at December 31, 2006. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $401 million at December 31, 2006.

Client trade settlement — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on the settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. Schwab may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary. Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a market value of $14.8 billion at December 31, 2006. The market value of Schwab's client securities pledged to fulfill the short sales of its clients was $1.4 billion at December 31, 2006. The market value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales was $33 million at December 31, 2006. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The market value of these pledged securities was $5 million at December 31, 2006. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The market value of these pledged securities to the OCC was $151 million at December 31, 2006.

Financial instruments held for trading purposes — Schwab maintains inventories in securities on a long and short basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by Schwab.

(Tabular amounts in millions, except option price amounts)

Resale agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2006, the market value of collateral received in connection with resale agreements that is available to be repledged or sold was $4.8 billion. Schwab utilizes the collateral provided under repurchase agreements to meet obligations under broker-dealer client protection rules, which place limitations on the firm's ability to access such segregated securities. For Schwab to repledge or sell this collateral, it would be required to deposit into its segregated reserve bank accounts cash and/or securities of an equal amount in order to meet its segregated cash and investment requirement.

Concentration risk — Schwab's most significant concentration of risk is its exposure to securities issued or collateralized by U.S. Government securities. Schwab's direct market risk exposure, primarily from investments in U.S. Government treasury securities, amounted to $47 million at December 31, 2006. Schwab maintains indirect exposure to U.S. Government securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U.S. Government securities, only in the event of the counterparty's default on the resale agreements. U.S. Government securities held as collateral for resale agreements at December 31, 2006 totaled $4.8 billion.

15. Geographic Concentration

At December 31, 2006, approximately 25% of Schwab's total client accounts were located in California.

****

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 22, 2007

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2006, (on which we issued our report dated February 22, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

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